Exhibit 99.9

Buitengewone algemene vergadering en gewone algemene vergadering van 26 april 2022 Extraordinary shareholders’ meeting and annual shareholders’ meeting of 26 April 2022

Kennisgeving van deelname (enkel te gebruiken door houders van aandelen op naam of inschrijvingsrechten)	Notification of participation (to be used by holders of registered shares or subscription rights only)

De ondergetekende:	The undersigned:

(Naam en adres / Name and address)

heeft kennis genomen van de agenda van de buitengewone en gewone algemene vergaderingen van Galapagos NV (een naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder het nummer 0466.460.429) (de “Vennootschap”),	has taken note of the agenda of the extraordinary and annual shareholders’ meetings of Galapagos NV (a limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (Antwerp, division Mechelen) under the number 0466.460.429) (the “Company”),

die achtereenvolgens zullen plaatsvinden op dinsdag 26 april 2022 om 13.00 uur, respectievelijk 14.00 uur (Belgische tijd) op de zetel van de Vennootschap,	to be held sequentially on Tuesday 26 April 2022 at 1.00 p.m., respectively 2.00 p.m. (Belgian time) at the registered office of the Company,

en brengt de Vennootschap hierbij op de hoogte van zijn/haar voornemen om deel te nemen aan beide algemene vergaderingen die zullen plaatsvinden op dinsdag 26 april 2022,	and hereby notifies the Company of his/her/its intention to participate in both shareholders’ meetings to be held on Tuesday 26 April 2022,

met de volgende effecten:	with the following securities:

	aandelen op naam en/of		registered shares and/or

	inschrijvingsrechten		subscription rights
(Aantal)		(Number)

(Datum / Date)

(Naam / Name)

(Handtekening / Signature)

De ondertekende kennisgeving dient uiterlijk op 20 april 2022 bij Galapagos NV toe te komen. Deze moet worden bezorgd per e-mail (shareholders@glpg.com) ofwel met de post (Galapagos NV, t.a.v. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, België). Gelet op de COVID-19 pandemie wordt het gebruik van e-mail sterk aangemoedigd.

De ondergetekende is ermee uitdrukkelijk akkoord dat de Engelse vertaling van deze kennisgeving slechts een vrije vertaling is en enkel ter informatie, en dat de Nederlandse versie voorrang heeft op de Engelse versie

The signed notification must be received by Galapagos NV at the latest on 20 April 2022. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium). The use of e-mail is strongly encouraged in view of the COVID-19 pandemic.

The undersigned expressly agrees that the English translation of the present notification is a free translation and for information purposes only, and that the Dutch version shall prevail over the English translation.

Aandeelhouders die willen stemmen per brief of zich willen laten vertegenwoordigen moeten ook voldoen aan de relevante voorwaarden zoals beschreven in de oproeping tot de algemene vergaderingen.	Shareholders who wish to vote by letter or which to be represented by proxy, must also comply with the relevant conditions as described in the convening notice to the shareholders’ meetings.

Galapagos NV | Kennisgeving van deelname BAV & AV 26 april 2022 | Attendance notification EGM & AGM 26 April 2022